

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2023

Dennis G. Schuh
Chief Executive Officer and President
Starwood Credit Real Estate Income Trust
2340 Collins Avenue
Miami Beach, FL 33139

   Re: Starwood Credit Real Estate Income Trust
     Form 10-12G
     Response Dated December 11, 2023
     File No. 000-56577

Dear Dennis G. Schuh:

  We have reviewed your December 11, 2023 response to our comment letter and have the following comment.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 27, 2023 letter.

Correspondence submitted December 11, 2023

General

1. We note your revised risk factor disclosure regarding the company's status under the Investment Company Act of 1940, as amended ("Investment Company Act") in response to prior comment 1. Please further revise the disclosure to reflect the following changes:

- Please add the underlined language to the following existing disclosure: <u>We believe that </u>Real Estate Capital will not be deemed an investment company because it will be able to rely on Section 3(c)(6) of the Investment Company Act.

- Please note that SEC staff has not taken the position that the "primarily engaged" element of section 3(c)(6) of the Investment Company Act is satisfied solely on the basis of the parent deploying 55% of assets in subsidiaries that can rely on section

3(c)(5)(C) of the Investment Company Act. Please revise your proposed disclosure to address that, in the context described, the "primarily engaged" element of section 3(c)(6) generally depends on where the parent deploys its assets *and* on where the parent derives its income.

Please contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ryan Bekkerus, Esq.